FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
Commission file number 001-3305
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Merial 401(k) Savings Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Merck & Co., Inc.
P.O. Box 100
Whitehouse Station, New Jersey 08889-0100
REQUIRED INFORMATION
The following financial statements are furnished for the Plan:
1.	The plan is subject to ERISA therefore the Plan is filing Plan financial statements and schedules prepared in accordance with financial reporting requirements of ERISA.

2.	A written consent of the accountant.

Merial 401(k) Savings Plan
Financial Statements and Supplemental Schedule
December 31, 2008 and 2007

Merial 401(k) Savings Plan
Index
December 31, 2008 and 2007

Page(s)

Report of Independent Auditors	1
Financial Statements
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-11
Supplemental Schedule*
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	12
EX-23.1

*	Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

PricewaterhouseCoopers LLP 10 Tenth Street, Suite 1400 Atlanta GA 30309-3851 Telephone (678) 419 1000
Report of Independent Auditors
To the Participants and Administrator of the
Merial 401 (k) Savings Plan
In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Merial 401 (k) Savings Plan (the “Plan”) at December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Atlanta, GA
June 12, 2009

Merial 401(k) Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

(in thousands)	2008	2007

Assets
Investments at fair value (Note 3)
Common stocks	$12,597	$23,163
Common/collective trust funds	15,421	11,626
Mutual funds	71,360	105,911
Loans to participants	2,434	2,357

Total investments	101,812	143,057

Receivables
Participant contributions	348	260
Employer contribution	150	106
Other	13	—
Accrued income	146	184
Unsettled investment sales	128	37

Total receivables	785	587

Total assets	102,597	143,644

Liabilities
Payables
Unsettled investment purchases	128	4

Total liabilities	128	4

Net assets available for benefits, at fair value	102,469	143,640

Adjustment from fair value to contract value for indirect interest in benefit-responsive investment contracts	863	35

Net assets available for benefits	$103,332	$143,675

The accompanying notes are an integral part of these financial statements.

Merial 401(k) Savings Plan
Statement of Changes in Net Assets Available For Benefits
Year Ended December 31, 2008

(in thousands)

Additions to net assets attributed to
Interest and dividend income	$2,412

Contributions
Participants	11,361
Employer	5,141
Rollovers from other plans	786

Total contributions	17,288

Total additions	19,700

Deductions from net assets attributed to
Net depreciation in fair value of investments (Note 3)	48,200
Benefits paid to participants	11,815
Administrative expenses	28

Total deductions	60,043

Net decrease	(40,343)
Net assets available for benefits
Beginning of year	143,675

End of year	$103,332

The accompanying notes are an integral part of these financial statements.

Merial 401(k) Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007

1.	Description of the Plan

The following description of the Merial 401(k) Savings Plan (the “Plan”) is provided for general information purposes. Participants of the Plan should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, which is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan covers all full-time and part-time employees of Merial Limited and Merial Select (the “Company”), who have enrolled as participants. The Plan was originally adopted effective January 1, 1989.

Reclassification

Certain amounts in the 2007 financial statements have been reclassified to conform to the current presentation.

Eligibility

An employee is eligible to participate in the Plan as soon as administratively feasible, following the date on which he or she performs his or her first hour of service with the employer and executes a salary reduction agreement. Employees who are part of a collective bargaining agreement or are not United States citizens are not eligible to participate in the Plan.

Participant Contributions

Under the provision of the Plan, allowable contributions are outlined as follows:

Salary Reduction Agreement: Participants may elect to enter a salary reduction agreement of up to 50% of the participant’s compensation. These amounts are credited to the participant’s account as pre-tax contributions. The maximum amount of compensation that a participant may elect to defer for the year ended December 31, 2008 was $15,500.

Voluntary Contributions: In addition to pre-tax contributions made through the salary reduction agreement, a participant may make voluntary non-deductible contributions to their account in an amount up to 50% of their compensation; provided, however, that the total percentage of voluntary contributions and salary reduction contributions do not exceed 50% of the participant’s compensation for each payroll period within a plan year.

Catch up Contributions: Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. The maximum catch-up contribution available to participants for 2008 was $5,000.

Employer Contributions

The employer makes matching contributions to the participant’s account equal to 100% of the participant’s salary reduction contributions and voluntary contributions up to 3% of the participant’s compensation and 50% of a participant’s salary reduction contributions between 4% and 6% of the participant’s compensation.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan investment earnings or losses. Each investment charges an expense fee for each transaction. Some of the investment vehicles (Blackrock Small Cap Growth Fund I and Allianz NFJ Small Cap Value Fund) charge a redemption fee if investments are sold

Merial 401(k) Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007

during a period of time following purchase (30 to 60 days). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in their contributions and employer contributions plus actual earnings thereon.

Investments

The trustee of the Plan is Wells Fargo Bank Minnesota, N.A. (hereafter referred to as “Trustee”). It is the duty of the Trustee to acquire and dispose of the Plan’s assets and to perform such other services as the Trustee shall deem necessary or desirable in connection with the management of the Plan’s investment holdings.

Fair Value Measurements

On January 1, 2008, the Plan adopted Financial Accounting Standards Board (“FASB”) Statement No. 157, Fair Value Measurements (“FASB 157”) and subsequently adopted certain related FASB staff positions. Refer to Note 8 for disclosures provided for fair value measurements of plan investments.

Withdrawals

Participants may elect to withdraw any portion of their employee contribution accounts, employer match account, or rollover account for any reason after attainment of age 59 1/2. Participants under the age of 59 1/2 that have a specified financial hardship may withdraw all or any portion of their salary reduction contributions.

Participant Loans

Participants have the ability to borrow against their vested account balance in the Plan. Participants may borrow 50% of their vested account balance, up to $50,000 in any twelve-month period. The loans are collateralized by the balance in the participant’s account and bear interest at rates that range from 4.75% to 9.50%, which are commensurate with local prevailing rates charged by lenders for similar loans.

Each loan is collateralized by the assignment of the borrower’s entire right, title and interest in his/her participant account. Loans may be repaid over one to five years or thirty years, based on the type of loans, as defined, and the entire unpaid principal balance of the loan is due either upon the participant’s termination or a default in payment of either principal or interest. Repayment of a loan shall be made through payroll deduction at least quarterly.

Payment of Benefits

When a participant terminates service with the Company or reaches his or her normal retirement date, the balance of the account is payable to the participant. For participants with account balances in excess of $5,000, an election is available to defer the distribution until the participant’s normal retirement date. The normal retirement date is the date the participant reaches age 65. Participants may elect to receive the distribution as either a lump sum payment in cash or annual installment payments in cash over a period not to exceed ten years.

Merial 401(k) Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes, herein, and disclosures of contingent assets and liabilities. Actual results may differ from these estimates.

Investment Valuation

Common stocks are valued on the basis of the closing price per share on December 31, 2008 and 2007 as reported on the New York Stock Exchange or, if no sales were made on that date, at the closing price on the next preceding day on which sales were made. Investments in mutual funds and common/collective trust funds are valued at the last reported net asset value on each valuation date. Loans to participants are carried at their outstanding balance, which approximates fair value. Note 8 further describes investment valuation policies.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Transactions and Income

Investment transactions are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest is recognized on an accrual basis. The net appreciation or depreciation in market value of investments consists of realized gains and losses and changes in unrealized appreciation or depreciation of these investments during the year. Realized gains and losses on investments are determined on the basis of average cost. Unrealized gains or losses on investments are based on changes in the market values or fair values of such investments.

Merial 401(k) Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007

Payment of Benefits

Distributions to participants are recorded when payment is made. In-service withdrawals will generally be made in cash. Participants have the option of requesting any portion of an in-service withdrawal that is invested in Merck and Company, Inc. (“Merck”) or Sanofi-Aventis ADRs in shares rather than cash (“in kind distribution”). In-kind distributions are recorded based on the market value of the shares at the date of distribution.

Cash and Cash Equivalents

The Plan considers all highly liquid investments with a maturity of three months or less, when acquired, to be cash equivalents.

Administrative Expenses

Administrative expenses may be paid by the Company. During 2008, expenses were paid by the Company with the exception of loan application and annual maintenance fees, which are paid directly out of the Plan’s funds and charged to the participants’ accounts. The loan application and annual loan maintenance fees are paid by specific participants with outstanding loans. Administrative expenses paid by the plan for 2008 were $28,211.

Merial 401(k) Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007

3.	Investments

Investments, at fair value are as follows:

(in thousands)	2008		2007

Common stocks
Merck and Company, Inc.	$11,472	*	$21,462	*
Sanofi-Aventis ADR**	1,125		1,701

Total Common stocks	12,597		23,163

Common/Collective Trust Fund Wells Fargo Collective Stable Return Fund N4	15,421	*	11,626	*

Total Common/Collective Trust Fund	15,421		11,626

Mutual Funds
Allianz Small Cap Value Fund	11,932	*	18,279	*
Blackrock Small Cap Growth Equity Fund	1,397		—
Fidelity Investments Diversified Int’l Fund	—		17,064	*
Thornburg Int’l Value Fund	9,728	*	—
AIM Basic Value Fund	—		12,433	*
Wells Fargo Advtg Lg Co Grwth Fund	—		12,137	*
American Advantage Lge Cap Value Fund	7,293	*	—
American Growth Fund of America	7,608	*	—
Artisan Mid Cap Fund	5,706	*	10,884	*
Lord Abbett Mid Cap Value Fund	—		7,886	*
Columbia Mid Cap Value Fund Class Z #983 (19765J830)	4,172		—
Pimco Total Return Fund (693390726)	—		5,853
Pimco Total Return Fund (693390700)	8,719	*	—
Wells Fargo Advtg Aggr Alloc Fund (94975G413)	—		5,172
Wells Fargo Advtg Growth Bal Fund (94975G363)	—		5,188
Wells Fargo Advantage Index Fund #88 (94975G686)	2,621		4,464
Wells Fargo Advtg Mod Bal Fund (94975H106)	—		2,453
Wells Fargo Advtg Conserv Alloc Fund (94975H767)	—		2,052
Neuberger Berman Fascino Fund (641224852)	—		1,435
T Rowe Price Retirement Income Fund #145 (74149P507)	491		—
T Rowe Price Retirement 2005 Fund #155 (74149P812)	274		—
T Rowe Price Retirement 2010-R Fund #140 (74149P101)	746		—
T Rowe Price Retirement 2020 Fund #141 (74149P200)	2,325		—
T Rowe Price Retirement 2015 Fund #156 (74149P796)	1,074		—
T Rowe Price Retirement 2025 Fund #125 (74149P788)	1,814		—
T Rowe Price Retirement 2030 Fund #142 (74149P309)	2,434		—
T Rowe Price Retirement 2035 Fund #158 (74149P770)	1,086		—
T Rowe Price Retirement 2040 Fund #143 (74149P408)	912		—
T Rowe Price Retirement 2045 Fund #159 (74149P762)	601		—
T Rowe Price Retirement 2055 Fund #164 (74149P747)	8		—
T Rowe Price Retirement 2050 Fund #166 (74149P754)	53		—
Wells Fargo Advantage Cash Investment Fund	366		611

Total — Mutual Fund	71,360		105,911

Loans to participants	2,434		2,357

Total investments	$101,812		$143,057

*	These investments represent 5% or more of the Plan’s net assets as of the end of the plan year.

**	ADR — American Depository Receipts

Merial 401(k) Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007

During the year ended December 31, 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $48.2 million as follows:

(in thousands)

Type of Investments
Common stocks	$(10,407)
Common/collective trust fund	596
Mutual funds	(38,389)

$(48,200)

4.	Plan Termination

Although it has not expressed any intent to do so, the Company reserves the right under the Plan to terminate the Plan, in whole or in part, at any (time subject to the provisions of ERISA. In the event of Plan termination, assets of the Plan would be distributed in accordance with the Plan agreement.

5.	Parties-In-Interest

The Company is jointly (50/50) owned by Merck and Sanofi-Aventis (collectively the “Parents”). The Plan allows for investment in shares of the Parents.

At December 31, 2008, the Plan held investments of $11,472,170 or 377,374 shares of Merck common stock.

During 2004, Aventis was purchased by a competitor, Sanofi Synthelabo, forming a new company known as Sanofi-Aventis. As part of the purchase, Sanofi Synthelabo tendered an offer to Aventis ADR (American Depository Receipts) Plan participants to purchase their stock in exchange for Sanofi Synthelabo stock and cash. The Aventis ADR Fund was frozen upon the sale of Aventis.

At December 31, 2008, the Plan held investments of $1,124,957 or 34,980 shares of Sanofi-Aventis ADR’s.

6.	Tax Status

The Plan obtained its latest determination letter on September 7, 2001, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since its latest determination letter. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

Merial 401(k) Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007

7.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and amounts reported in the statement of net assets available for benefits.

8.	Valuation of Investments

On January 1, 2008, the Plan adopted FASB 157 and subsequently adopted certain related FASB staff positions. FASB 157 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

FASB 157 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. FASB 157 establishes three levels of inputs that may be used to measure fair value:
•	Level 1: quoted prices in active markets for identical assets or liabilities;

•	Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2008 (Level 1, 2 and 3 inputs are defined above):

	Fair Value Measurement
	Using Input Type
(in thousands)	Level 1	Level 2	Level 3	Total

Common stock	$12,597	—	—	$12,597
Mutual funds	71,360	—	—	71,360
Common/collective trust funds	—	15,421	—	15,421
Participant loans	—	—	2,434	2,434

	$83,957	$15,421	$2,434	$101,812

Merial 401(k) Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007

The Plan’s valuation methodology used to measure the fair values of common stock and mutual funds were derived from quoted market prices as substantially all of these instruments have active markets.

During the year ended December 31, 2008, the Plan held investments in Wells Fargo Collective Stable Return Fund N4 (the Fund), which is a common/collective trust fund managed by Wells Fargo. The Fund invests in investment contracts and security-backed contracts. An investment contract is a contract issued by a financial institution to provide a stated rate of return to the buyer of the contract for a specified period of time. A security-backed contract has a similar characteristics as a traditional investment contract and is comprised of two parts: the first part is a fixed-income security or portfolio of fixed-income securities; the second part is a contract value guarantee (wrapper) provided by a third party. Wrappers provide contract value payments for certain participant-initiated withdrawals and transfers, a floor crediting rate, and return of fully accrued contract value at maturity. The fair value of the underlying assets of the Fund is determined by the trustees of the Fund using a combination of the most recent readily available market bid prices in the principal markets where such funds and securities are traded. Therefore, they are classified as level 2.

The participant loans are included at their carrying values in the statements of net assets available for benefits, which approximated their fair values, at December 31, 2008; therefore, they are classified as Level 3.

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

Level 3 Assets
Participant
(in thousands)	Loans

Balance as of January 1, 2008	$2,357
Issuances, repayments and settlements, net	77

Balance as of December 31, 2008	$2,434

9.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 to Form 5500:

(in thousands)

Net assets available for benefits as reported in the financial statements	$103,332
Adjustment to fair value from contract value for indirect interest in benefit-responsive investment contracts as reported in the Form 5500	(863)
Amounts accrued for participant and employer contributions as reported in the financial statements	(498)
Accrued income and net unsettled investment sales	(146)
Other liabilities as reported in the Form 5500	(3)

Net assets available for benefits as reported in the Form 5500	$101,822

Merial 401(k) Savings Plan
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2008 — EIN No. 52-2048950 / Plan Number 001

(in thousands of dollars)

		(c) Description of investments,
	(b) Identity of issue	including maturity date, rate
	borrower, lessor, or	of interest, collateral,		(e) Current
(a)	similar party	par or maturity value	(d) Cost**	value

*	Merck and Company, Inc. (589331107)	Common Stock, 377,374 shares		$11,472
*	Sanofi-Aventis (80105N105)	34,980 American depository receipts		1,125

	Total — common stock			12,597

*	Wells Fargo Collective Stable Ret Fund NY (PF9966003)	Common Collective Fund, 376,505 units ***		15,421

	Total — common collective trust fund			15,421

	Allianz Small Cap Value Fund (018918706)	Mutual Fund, 626,353 units		11,932
	Blackrock Small Cap Growth Equity Fund Institutional (091928101)	Mutual Fund, 96,503 units		1,397
	Thornburg Int’l Value Fund 599 Class R5	Mutual Fund, 501,200 units		9,728
	American Advantage Lge Cap Value Fund (02368A208)	Mutual Fund, 530,038 units		7,293
	American Growth Fund of America Class R5 #2505 (399874833)	Mutual Fund, 372,233 units		7,608
	Artisan Mid Cap Fund #962 (04314H303)	Mutual Fund, 335,432 units		5,706
	Columbia Mid Cap Value Fund Class Z #983 (19765J830)	Mutual Fund, 493,727 units		4,172
	Pimco Total Return Fund (693390700)	Mutual Fund, 859,878 units		8,719
	Wells Fargo Advantage Index Fund #88 (94975G686)	Mutual Fund, 80,245 units		2,621
	T Rowe Price Retirement Income Fund #145 (74149P507)	Mutual Fund, 47,530 units		491
	T Rowe Price Retirement 2005 Fund #155 (74149P812)	Mutual Fund, 31,738 units		274
	T Rowe Price Retirement 2010-R Fund #140 (74149P101)	Mutual Fund, 66,518 units		746
	T Rowe Price Retirement 2020 Fund #141 (74149P200)	Mutual Fund, 209,245 units		2,325
	T Rowe Price Retirement 2015 Fund #156 (74149P796)	Mutual Fund, 129,400 units		1,074
	T Rowe Price Retirement 2025 Fund #125 (74149P788)	Mutual Fund, 228,491 Units		1,814
	T Rowe Price Retirement 2030 Fund #142 (74149P309)	Mutual Fund, 218,080 Units		2,434
	T Rowe Price Retirement 2035 Fund #158 (74149P770)	Mutual Fund, 139,376 Units		1,086
	T Rowe Price Retirement 2040 Fund #143 (74149P408)	Mutual Fund, 82,300 Units		912
	T Rowe Price Retirement 2045 Fund #159 (74149P762)	Mutual Fund, 81,451 Units		601
	T Rowe Price Retirement 2055 Fund #164 (74149P747)	Mutual Fund, 1,287 Units		8
	T Rowe Price Retirement 2050 Fund #166 (74149P754)	Mutual Fund, 8,534 Units		53
*	Wells Fargo Advantage Cash Investment Fund (VP7000046)	Cash Equivalent, 366,075 units		366

	Total — mutual fund			71,360

*	Participants’ loans	Loans to participants at interest rates,
		ranging from 4.75% to 9.5% with maturities
		through 2037		2,434

				$101,812

*	Denotes party-in-interest to the Plan.

**	Cost information not required for participant-directed accounts under an individual account plan.

***	Presented at fair value.

SIGNATURES
The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Merial 401(k) Savings Plan
Date June 26, 2009	/s/ Dominique Petitgenet
Dominique Petitgenet
Chief Financial Officer